                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article discussing the Merger. The article is posted on HP's internal web site.


BAY AREA RETIREES GATHER FOR MORE INFORMATION ON HP-COMPAQ MERGER

MERGER-FOCUSED EVENT DRAWS MORE THAN 300

More than 300 retirees from the San Francisco Bay Area gathered in Cupertino, California, January 9, to hear CEO Carly Fiorina and other members of Hewlett-Packard's senior management team share the strategic rationale behind the HP-Compaq merger.

HP Chief Financial Officer Bob Wayman, Integration Team Lead Webb McKinney and Human Resources Vice President Susan Bowick joined Carly in making short presentations. HP Labs Director Dick Lampman was also on hand to answer questions from the audience. Midway through the session, retirees viewed a video in which board members Sam Ginn, Robert Knowling, George Keyworth, Dick Hackborn and Phil Condit voiced their support for the merger and explained how they felt the move would benefit the company.

"Each and all of you have contributed so much to this company over the years," Carly said to open the event. She went on to remind the retirees why she joined HP two-and-a-half years ago.

"This is a company that can celebrate its past and also build its future," she said, and a company that has made many "bold moves" in its history, such as the decisions to expand into pocket calculators, printing and imaging and the computing business.

Chronicling the industry shift from the pure product era to one where customers demand solutions, Carly explained how HP's strategy -- offering "a unique set of assets to the service-centric world" -- responds to this new age of rapid change.

The HP-Compaq merger, she told the audience, is not the beginning, but the "culmination of a strategic process" the board and management embarked on a couple of years ago.

"Acquisitions are tactics, not strategy," she added. "This merger is a tactic that will help accelerate our strategy."

Sharing several slides that were part of HP's December 19 filing with the U.S. Securities and Exchange Commission (SEC), Carly discussed the current state of several of HP's businesses. It is essential that the company find a way to strengthen its enterprise and PC businesses and improve their profitability, she stressed. The HP-Compaq merger will bolster these businesses, she said, as well as other areas such as imaging and printing, R&D capabilities, super computing, storage, services and the sales force.

CONVINCED OF THE BENEFITS

32-year HP veteran Bob Wayman told retirees that, after studying the proposed combination, he became convinced of the benefits of the merger. HP and Compaq complement each other in many business segments, he added.

In addition, Bob said he remains "highly confident" in the $2.5 billion in synergies that the new company is expected to realize as a result of the merger.

DOING THEIR HOMEWORK

Integration leader Webb McKinney, who, like Bob, has 32 years with the company, told retirees that the team has done their homework on what works -- and what doesn't work -- in mergers.

"We have a lot of fresh learning" from past transactions, such as Compaq's past acquisition of Digital Equipment Corporation, he said.

He shared the integration team's structure and intensive meeting schedule. Their guiding principles include starting with the customer experience, making tough decisions quickly without revisiting them, and focusing on culture, he said.

KEEPING HP VALUES AT THE CORE

Susan Bowick recounted a difficult 2001, in which HP implemented measures such as deferred salary increases, a voluntary payroll reduction program and workforce reductions. Despite a tough year, HP continues to be a well-respected, positive place to work, she said.

Looking to the future, the HR vice president said that HP's values will be the foundation of the new company and at the core of its culture. Work continues to progress, she explained, on the cultural integration project. Many of HP and Compaq's senior managers have been interviewed and focus groups around the world have been conducted "to understand how both companies get things done and what it's like to work here," she said.

During the Q&A session, retirees inquired about issues including Compaq employees' reaction to the merger, the amount of debt HP carries, Walter Hewlett's opposition to the merger and analyst response to the merger.

In discussing Walter Hewlett's criticism of the merger, Carly referred to the document HP filed on December 19, 2001, with the SEC and encouraged the audience to review the information, which is available to the public on the SEC website [www.sec.gov]. She also assured retirees that HP is making progress with shifting security analysts' sentiment about the merger, but must also focus on obtaining shareowner approval for the issuance of HP shares in connection with the merger.

"We -- the management team and the board -- cannot run this business by the headlines or by the short-term stock price," she stated.

Following the two-hour event, many attendees stayed to browse the latest HP technology at a product fair staffed by employees from the Consumer Business Organization, HP Labs, Imaging and Printing Systems, Computing Systems, and

Embedded and Personal Systems. Others lingered to talk with Carly, the other senior leaders present, and old friends and colleagues.

Eugenie Givens, who worked 29 years at HP before retiring two years ago, emerged smiling from the session. She was curious about all the negative media reports she had read, but said she came to the event with a "neutral" stance on the merger.

"I feel more positive about the merger now," she said. "I was impressed by all the intensive research the board and senior management did to come to the conclusion that this was the best move for HP."

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP's registration statement on Form S-4 filed on November 15, 2001.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On November 15, 2001, HP filed a registration statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are stockholders for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

                                    * * * * *